UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bioceres Crop Solutions Reports Fiscal Second Quarter 2021
Operational and Financial Results

Drought-Tolerant HB4® Wheat Out-Yields Commercial Materials by 42% Across All
Locations in Targeted Environment

All Participating Growers to Repeat or Increase Adoption in Upcoming Season

ROSARIO, Argentina – February 11, 2021 – Bioceres Crop Solutions Corp. (“Bioceres”) (NYSE American: BIOX), a fully-integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, has reported its financial results for the fiscal second quarter ended December 31, 2020. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (“YoY”), unless noted otherwise.

Financial & Operational Highlights

•	Received regulatory approval for the Company’s proprietary drought-tolerant HB4 wheat from the Ministry of Agriculture in Argentina, Latin America´s largest wheat producing country. Bioceres’ HB4 wheat is the world’s first and only drought-tolerant wheat to receive regulatory approval.

•	Achieved HB4 wheat seed inventory in line to meet prior guidance, positioning the Company to have between 60,000 and 130,000 hectares of HB4 wheat planted during the next crop season.

•	HB4 wheat out-yielded commercial varieties commonly used by growers by 13.5% on average across all environments and locations. In lower yielding environments, representing one third of all hectares harvested, the average yield improvement was 42% - this is more than twice the performance estimated using historical data.

•	Drought-tolerant HB4 soybean planted on approximately 23,000 hectares. Number of participating growers increased over 867% to 148, which demonstrates strong end-user appetite.

•	Post-acquisition of full ownership in Verdeca, entered partnership with Nature Source Improved Plants (NSIP) to establish an advanced HB4 soybean breeding program targeting the U.S., which can also be leveraged across other key international markets. Bioceres will combine its field data with NSIP’s computational optimization technologies, unlocking the power of artificial intelligence to maximize selection gains and reduce time to market.

•	Due to severe droughts in certain regions of South America, revenues in the second quarter of fiscal 2021 were $47.7 million, compared to revenues of $57.0 million in the same year-ago quarter. Total comparable revenues for trailing twelve months increased 8% to $167.8 million, compared to $155.5 million in the same year-ago period.

•	Contributed goods for HB4 Program increased significantly to $3.6 million (approximately $120 per hectare farmed) with gross margin of approximately 60%. The value of these contributed goods will be recognized as revenues once the realized inventories are sold as seed or grain, but no longer contributed.

MANAGEMENT COMMENTARY

Mr. Federico Trucco, Bioceres Chairman & Chief Executive Officer, commented: “As a technology company, our value proposition is centered on developing highly differentiated solutions that create economic incentives, in the form of improved yields, enhanced management practices, and other efficiencies, to further decarbonize production processes while regenerating agricultural ecosystems. With this central purpose in mind, we have been investing over the last 18 years in a technology called HB4, a solution that evolved from a drought-tolerant seed to a double-cropping production system, being validated today in what we call our HB4 Program.”

“During the quarter we achieved the first approval ever for this technology in wheat, the perfect complement to HB4 soybean in our system’s approach. We discussed the implications of this approval in our September earnings call. Today, we are presenting the data obtained from our first pre-commercial production season with independent growers, reporting a yield performance that more than doubles our historical data in the low-end productivity environments. We have also achieved the seed volume and quality that will allow us to increase by up to 20-times the number of hectares in the next season. With a significant increase in growers and hectares for HB4 soybean as well, we remain in the early innings of demonstrating the significant economic and environmental benefits our HB4 system can provide for growers and consumers, alike.”

“As we collect more data through our digital platform and work closely with partners, such as NSIP, we stand in a unique position to not only develop HB4 seed varieties that are ideally suited for each geography, but also to provide valuable carbon emission and water utilization data for end-consumers concerned about agricultural sustainability,” concluded Trucco.

Mr. Enrique Lopez Lecube, Chief Financial Officer of Bioceres, said: “Our fiscal second quarter was characterized by dry weather conditions in some regions of key South American markets. Despite the climatic headwinds during the quarter, we were able to maintain top line growth and preserve profitability on a trailing twelve-months basis, proving the resiliency of our business. We also significantly lowered financing costs as a result of our continuous initiatives to gain financial flexibility through debt profile and maturities improvement, an area on which we intend to continue identifying opportunities for Bioceres. The solid cash position we maintain allowed us to support working capital needs and complete significant transactions, such as the acquisition of Verdeca’s 50% stake—which gives us full ownership of the HB4 soybean technology—and with the acquisition behind us, we are now focused on fast-tracking our HB4 inventory build as we prepare for a broad commercial launch,” concluded Lopez Lecube.

Key Operational Metrics (Figures in millions of US dollars, unless otherwise noted)

Table 1: HB4 Wheat Metrics

Hectares	Growers	Contributed goods[1]
2Q20 ~400 2Q21 ~7,000 ∆ 1,750%	2Q20 4 2Q21 25 ∆ 525%	2Q20 0.0M 2Q21 1.4M ∆ N/A

Table 2: HB4 Soy Metrics

Hectares	Growers	Contributed goods[1]
2Q20 ~3.000 2Q21 ~23,000 ∆ 767%	2Q20 15 2Q21 148 ∆ 887%	2Q20 0.7M( 2Q21 2.2M ∆ 214%

1The identity preserved HB4 Program to produce EcoSeeds utilizes service contracts with growers who are committed to preserving the identity of the HB4 crop under a full seed production offtake agreement, which includes best environmental farming practices, such as no-till agriculture. Under these agreements, Bioceres contributes EcoSeed and the other goods to growers for a pre-agreed price (based on prevailing market prices), which are deducted from the service fees paid to growers at the time of harvest for the seed multiplication services provided. This metric will be used to account for and track the underlying economic performance of our HB4 Wheat and HB4 Soy Program ahead of reporting HB4 revenues and related accounting measures. By publishing the level of contributed goods, the investment community can also use this information to better gauge our progress.

Table 3: Key Financial Metrics (Figures in millions of US dollars, unless otherwise noted)

2Q21	As Reported	% Change

Revenue by Segment	2Q20	2Q21	Reported	Comparable¹
Crop Protection	33.1	27.1	(18%)	(12%)
Seed and Integrated Products	13.9	12.5	(10%)	(5%)
Crop Nutrition	15.9	9.2	(42%)	(37%)
Total Revenue	63.0	48.7	(23%)	(17%)
Gross Profit	30.0	23.7	(21%)	(15%)
Gross Margin	47.7%	48.6%	88 Bps	69 Bps
Adjusted EBITDA	21.1	14.2	(33%)
Adjusted EBITDA Margin	33.5%	29.1%	(442 Bps)
1.	Comparable excludes the impact of IAS29 as discussed in more detail on page 18.

Table 4: Key Financial Metrics (Figures in millions of US dollars, unless otherwise noted)

1H21	As Reported	% Change

Revenue by Segment	1H20	1H21	Reported	Comparable¹
Crop Protection	51.1	48.7	(5%)	(3%)
Seed and Integrated Products	19.4	21.2	9%	14%
Crop Nutrition	28.7	21.2	(26%)	(26%)
Total Revenue	99.2	91.1	(8%)	(7%)
Gross Profit	45.9	42.9	(7%)	(5%)
Gross Margin	46.3%	47.1%	82 bps	90 bps
Adjusted EBITDA	29.2	24.7	(15%)
Adjusted EBITDA Margin	29.5%	27.1%	(232 bps)
Cash & Cash Equivalents	15.6	35.9	130%
Net Debt to LTM EBITDA	2.31x	3.06x
LTM EBITDA	41.3	42.0	2%
1.	Comparable excludes the impact of IAS29 as discussed in more detail on page 18.

For a full version of Bioceres Fiscal Second Quarter 2021 Earnings Release, click here.

Fiscal Second Quarter 2021 Earnings Conference Call

Bioceres Chairman & Chief Executive Officer Federico Trucco, Chief Financial Officer Enrique Lopez Lecube and Head of Investor Relations Máximo Goya will host the conference call, followed by a question-and-answer session. The conference call will be accompanied by a presentation, which can be viewed during the webcast or accessed via the investor relations section of the company’s website here.

To access the call, please use the following information:

Date:	Thursday, February 11, 2021
Time:	8:30 a.m. EST, 5:30 a.m. PST
Toll Free dial-in number:	1-888-869-1189
Toll/International dial-in number:	1-706-643-5902
Conference ID:	2687499
Pre-Register conference call:	Click here

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have difficulty connecting with the conference call, please contact MZ Group at +1 (949) 491-8235.

The conference call will be broadcast live and available for replay here and via the investor relations section of the company’s website here.

A replay of the call will be available until February 16, 2021 following the conference.

Toll Free Replay Number:	1-800-585-8367
International Replay Number:	1-416-621-4642
Replay ID:	2687499

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NYSE American: BIOX) is a fully integrated global provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. The Company's solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4 program, the Company is bringing digital solutions to support growers' decisions and provide end-to-end traceability for production outputs. For more information, click here.

Contacts

Investor Relations Contact:
Chris Tyson

Executive Vice President

MZ Group – MZ North America
(949) 491-8235

BIOX@mzgroup.us
www.mzgroup.us

Bioceres Crop Solutions

Máximo Goya, Head of Investor Relations
+54-341-4861100
maximo.goya@biocerescrops.com

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial information and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses by governments, clients and the Company, on our business, financial condition, liquidity position and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful, (ii) the uncertainty related to COVID-19 in the farming community will be short lived, and (iii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Tables to Follow

Unaudited Consolidated Statement of Comprehensive Income

(Figures in millions of US dollars)

	Three-month period ended 12/31/2020	Three-month period ended 12/31/2019	Six-month period ended 12/31/2020	Six-month period ended 12/31/2019
Total revenue Cost of sales	48.7 (25.1)	63.0 (33.0)	91.1 (48.2)	99.2 (53.3)
Gross profit % Gross profit	23.7 49%	30.0 48%	42.9 47%	45.9 46%
Operating expenses Share of profit of JV Other income or expenses, net	(12.3) 0.1 0.0	(11.4) 1.2 (0.3)	(23.5) 0.3 0.0	(21.3) 1.3 (0.2)
Operating profit	11.4	19.6	19.8	25.7
Finance result	(5.8)	(3.5)	(18.5)	(19.9)
Profit / (loss) before income tax	5.6	16.1	1.3	5.9
Income tax	(3.8)	(3.4)	(5.8)	(1.2)
Profit / (loss) for the period	1.8	12.6	(4.6)	4.7
Other comprehensive income / (loss)	0.7	5.8	0.8	(7.6)
Total comprehensive profit / (loss)	2.5	18.5	(3.8)	(2.9)
Profit / (loss) for the period attributable to:
Equity holders of the parent Non-controlling interests	0.6 1.2	11.3 1.3	(6.3) 1.8	4.3 0.4
	1.8	12.6	(4.6)	4.7
Total comprehensive profit / (loss) attributable to:
Equity holders of the parent Non-controlling interests	1.2 1.2	16.3 2.2	(5.8) 2.0	(2.4) (0.5)
	2.5	18.5	(3.8)	(2.9)

Unaudited Consolidated Statement of Financial Position

(Figures in millions of US dollars)

ASSETS	12/31/2020	06/30/2020
CURRENT ASSETS
Cash and cash equivalents	19.1	27.2
Other financial assets	16.8	28.8
Trade receivables	84.7	73.5
Other receivables	7.8	4.8
Income and minimum presumed income taxes recoverable	0.2	0.1
Inventories	41.7	29.3
Biological assets	10.6	1.0
Other assets	5.0	-
Total current assets	185.7	164.7
NON-CURRENT ASSETS
Other financial assets	0.5	0.3
Other receivables	2.2	1.7
Income and minimum presumed income taxes recoverable	0.0	0.0
Deferred tax assets	2.8	2.7
Investments in joint ventures and associates	25.1	24.7
Property, plant and equipment	41.9	41.5
Investment properties	2.5	-
Intangible assets	57.8	35.3
Goodwill	25.6	25.5
Right-of-use leased asset	1.1	1.1
Total non-current assets	159.5	132.9
Total assets	345.2	297.6

LIABILITIES	12/31/2020	06/30/2020
CURRENT LIABILITIES
Trade and other payables	63.3	57.3
Borrowings	89.5	63.7
Employee benefits and social security	4.1	4.5
Deferred revenue and advances from customers	1.2	2.9
Income and minimum presumed income taxes payable	6.5	1.6
Government grants	0.0	0.0
Lease liability	0.5	0.7
Total current liabilities	165.2	130.6
NON-CURRENT LIABILITIES
Trade and other payables	0.8	0.5
Borrowings	29.3	41.2
Employee benefits and social security	-	0.5
Government grants	-	0.0
Investments in joint ventures and associates	1.6	1.5
Deferred tax liabilities	16.2	16.9
Provisions	0.4	0.4
Financed payment for acquisition of assets	7.6	-
Warrants	-	1.7
Convertible notes	45.8	43.0
Lease liability	0.4	0.4
Total non-current liabilities	102.2	106.2
Total liabilities	267.3	236.8
EQUITY
Equity attributable to owners of the parent	61.3	46.2
Non-controlling interests	16.6	14.6
Total equity	77.9	60.7
Total equity and liabilities	345.2	297.6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: February 12, 2021	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer